

Mail Stop 3030

February 19, 2009

<u>Via U.S. Mail and Facsimile to (484) 713-2900</u>

Ryan D. Lake
Director of Finance
Kensey Nash Corporation
735 Pennsylvania Drive
Exton, PA 19341

       Re: **Kensey Nash Corporation**
               Form 10-K for the Fiscal-Year ended June 30, 2008
               Filed September 15, 2008
               File No. 000-27120

Dear Mr. Lake:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended June 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Acceleration of Stock Awards, page 33

1.   We note your disclosure that "the accelerated vesting [of stock awards] resulted in a non-cash charge of approximately $3.0 million, or $.16 per share tax-effect affected." Additionally, we note that you have included a summarized stock-based compensation table that includes various stock-based compensation expense amounts on a per share basis. There does not appear to be any basis or context in GAAP for computing the per share effects of the acceleration of the stock-based compensation. Accordingly, in future filings, including your next Form 10-Q, please remove the stocked-based compensation expense per share from the financial statements or tell us why such presentation is acceptable.

Results of Operations, page 35

2.   We note that you present and discuss several non-GAAP measures in your results of operations, including an "as adjusted" (i) cost of product sold; (ii) gross margin; (iii) research and development; (iv) sales and marketing; and (v) general and administrative adjusted for the sale of your endovascular business, acceleration of stock options and discontinuance of embolic protection platform. In future filings, including your next Form 10-Q, please consider revising MD&A to disclose and quantify the impact of these transactions on your US GAAP results. For example, you could indicate that the cost of product sold for the period included cost of product sold of $XX million from your endovascular business that was sold; an increase of $XX million due to the acceleration of stock options and the impact of discontinuance of the embolic protection platform of $XX million. If you continue to provide these non-GAAP measures, please revise future filings to fully comply with Item 10(e) of Regulation S-K. Note that under Item 10(e)(1)(i) of Regulation S-K, you must accompany each non-GAAP financial measure with the following:

·   A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);
·   A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;

· A statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations; and

· To the extent material, a statement disclosing the additional purposes, if any, for which the registrant's management uses the non-GAAP financial measure.

This applies to <u>every</u> amount that you present as a non-GAAP measure including percentages. The reconciliation should both identify and quantify each reconciling adjustment included in the non-GAAP measure. The statement of reasons should address each of the adjusting items included in the non-GAAP measure to the extent necessary to explain the reasons why management believes the measure is useful. The discussion of your reasons for providing the measure should be specific and not broad or overly vague. You should include the required disclosures for <u>each</u> non-GAAP measure you present.

<u>Supplemental Non-GAAP Financial Measures and Reconciliations, page 46</u>

3. We note that you are presenting your reconciliation of non-GAAP measures in the form of an Adjusted Income Reconciliation. This format may be confusing to investors as it reflects several additional non-GAAP measures, including (and not necessarily limited to) non-GAAP total operating expenses, non-GAAP income from operations, non-GAAP interest and other income net, non-GAAP pre-tax income, non-GAAP income tax expense and non-GAAP net income which have not been described to investors or meet the disclosure requirements of Item 10(e)(1) of Regulation S-K. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. To eliminate investor confusion, please remove the non-GAAP Adjusted Income Reconciliation from all future filings, including your next Form 10-Q, and instead disclose only those non-GAAP measures specifically used by management that you wish to highlight for investors, with the appropriate reconciliations as required by Item 10(e)(1) of Regulation S-K, as discussed above. Refer also to Release FR-65 and Questions 28 through 32 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

4. In this regard, please tell us how you intend to apply each of our comments on your non-GAAP presentation in your next Form 10-Q.

<u>Item 11. Executive Compensation, page 88</u>

5. Your Compensation Discussion and Analysis beginning on page 13 of the definitive proxy statement that was incorporated by reference into your Form 10-K should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. We refer you to Release 33-8732A, Section II.B.1. For example, we note the significant

disparity between your chief executive and chief operating officers' compensation and that of the chief financial officer. In future filings, please provide a more detailed discussion of how and why your chief executive officer's and chief operating officer's compensation differ from that of the other named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or Peggy Fisher at (202) 551-3805 if you have questions on other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Angela Crane
Branch Chief